Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Series II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Series II

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Personal Retirement Manager B Share Series II, Personal Retirement Manager L Share Series II, Personal Retirement Manager I Share Series II, and Huntington Personal Retirement Manager B Share Series II.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.02%
PIMCO All Asset Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC Subadviser: Research Affiliates	2.37%*

HV-8180